Exhibit 99.1

Supplemental Business Description

Business Strategy

Our strategy involves (i) developing post-quantum technology hardware and software solutions and (ii) using our cash and other sources of liquidity to maximize shareholder value, including through potential investment and/or acquisition opportunities.

Investment Policy

On September 3, 2025, the Board of Directors of SEALSQ Corp (the "Board") authorized the establishment of an investment committee (the “Investment Committee”) comprised of a minimum of three members of the Board with a mandate to oversee the implementation of the Company’s investment policy (the “Investment Policy”). In accordance with the Board resolution, the Board has delegated authority to manage the Company’s portfolio of securities or other investments to the Investment Committee, together with such personnel and advisors as the Investment Committee may choose. The Investment Committee is expected to regularly review risks related to the Company's investment portfolio, including concentration risk. When allocating cash to various investment opportunities and considering related investment risks, the Investment Committee is expected to consider market-based factors, including risk adjusted after-tax yields. When reviewing concentration risk, the Investment Committee should consider the liquidity needs of the Company, among other things. Investments are to be made in accordance with the guidelines in the Investment Policy that will be reviewed at least annually, with oversight conducted by senior officers and the Investment Committee.

The overall goals of the Investment Policy are to provide sufficient liquidity to meet the day-to-day financial obligations of the Company, and to optimize investment returns within the guidelines of the Investment Policy. Permissible investment instruments include cash and cash equivalents (e.g. bank obligations, money market funds, and commercial paper), fixed income securities (e.g. obligations of the U.S. Treasury and U.S. Government, tax exempt obligations of states and municipalities, and corporate bonds/notes), equity securities (limited to those listed on the New York Stock Exchange (“NYSE”), NYSE American, NYSE Arca or the Nasdaq Stock Market and in compliance with the listing standards of the applicable exchange) and certain crypto-currencies, including Bitcoin, Ethereum, HBAR (which are digital assets based on an open source cryptographic protocol existing on the Hedera Network), WECAN tokens (which are Ethereum-based native utility token compliant with the ERC-20 standard tokens issued by WeCan Group SA, a Swiss blockchain and data compliance company in which SEALSQ Corp has a 28.30% equity stake), and other tokens subject to approval by the Investment Committee. Individual exceptions to the Investment Policy may only be made by the unanimous agreement of the Investment Committee or, if the Investment Committee is unable to reach unanimous agreement on such exception, by the Board.

On September 3, 2025, as part of our establishment of the Investment Committee, the Board approved the addition of Bitcoin, Ethereum, HBAR, and WeCan Tokens (collectively, the “Approved Crypto-Currencies”) as treasury reserve assets, so that up to $30 million of our cash, or proceeds from future debt and equity issuances, may be invested in the Approved Crypto-Currencies.

The Investment Committee will direct the investment activity of the Company in public and private markets pursuant to authority granted by the Board. Depending on certain market conditions and various risk factors, members of the Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities, instruments or other assets (including crypto-currencies) in which the Company invests. The Board anticipates that such investments will align the interests of the Company with the interests of related parties because it places the personal resources of such Investment Committee members at risk in substantially the same manner as resources of the Company in connection with investment decisions made by the Investment Committee on behalf of the Company.

Our Chairman, Chief Executive Officer and member of the Board of Directors, Carlos Moreira, is a member of the board of directors of WeCan Group SA (“WeCan”), the developer of the WeCan Token. Mr. Moreira will recuse himself from any decision making regarding any investment in the WeCan Token. As of September 9, 2025, we hold a 28.3% equity stake in WeCan. We intend to take a similar approach with respect to recusal for purchase of other securities or digital assets issued by companies with which SEALSQ board members and executives have an “affiliation” (other than passively owning shares or digital assets).

In December 2023, the FASB issued ASU No. 2023-08, "Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets." This standard provides accounting and disclosure guidance for crypto assets that meet the definition of an intangible asset and certain other criteria. In-scope assets are subsequently measured at fair value with changes recorded in the income statement. The standard requires separate presentation of (1) in-scope crypto assets from other intangible assets and (2) changes in the fair value of those crypto assets. Disclosure of significant crypto asset holdings and an annual reconciliation of the beginning and ending balances of crypto assets are also required. This ASU becomes effective for annual periods beginning in 2025, including interim periods, with early adoption permitted. The Company has adopted this policy and there was no impact of this standard on its historic consolidated financial statements. The Company anticipates that this standard may have an impact on its consolidated financial statements in the future due to potential fluctuations in the value of its proposed investment in the Approved Crypto-Currencies.